SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) January 5, 2004

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV 26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code 304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

       The Company is filing various employment agreements that have been executed by the Company and Messrs. Darwin L. Stump, the CFO, Tom Riley, the Executive Vice President of Production, Natural Gas Marketing and Business Development and Eric Stearns, the Executive Vice President of Exploration and Development. The agreements are filed as exhibit 99.1.

EXHIBIT INDEX

The Company is filing various employment agreements that have been executed by the Company and Messrs. Darwin L. Stump, the CFO, Tom Riley, the Executive Vice President of Production, Natural Gas Marketing and Business Development and Eric Stearns, the Executive Vice President of Exploration and Development. The agreements are filed as exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date January 5, 2004

By /s/ Darwin L. Stump
    Darwin L. Stump